UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                Putnam New York Investment Grade Municipal Trust
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    746921105
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 27, 2007
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746921105
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

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3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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6. Citizenship or Place of Organization Alaska

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Number of         7.       Sole Voting Power         380,263
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    380,263
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 380,263

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)          13.67%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)     OO

CUSIP No. 746921105
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         151,000
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    151,000
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    151,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)               5.43%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 746921105

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         0
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    0
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person         0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)               0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 2 to Statement on Schedule 13D

     This second amended statement on Schedule 13D relates to the Common Stock (the "Shares") of Putnam New York Investment Grade Municipal Trust, a Massachusetts business trust (the "Company"). Items 1, 3, 4, 5 and 7 of this statement, previously filed by (i) the Mildred B. Horejsi Trust (the "Mildred Trust") as the direct beneficial owner of Shares and (ii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi, are hereby amended as set forth below.

Item 1. Identity and Background

(a) This Statement is filed (i) by the Mildred B. Horejsi Trust (the "Mildred Trust"), as the direct beneficial owner of Shares; (ii) the Lola Brown Trust No. 1B (the "Lola Trust"), as the direct beneficial owner of Shares and (iii) by virtue of certain relationships described in this statement, by Stewart R. Horejsi. Mr. Horejsi, the Mildred Trust and the Lola Trust are collectively referred to herein as the "Reporting Persons". The Mildred Trust and the Lola Trust are collectively referred to herein as the "Trusts". By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

The trustees of the Mildred Trust are Badlands Trust Company, LLC ("Badlands"), Susan L. Ciciora and Brian Sippy (collectively, the "Mildred Trustees"). The Trustees of the Lola Trust are Badlands, Ms. Ciciora and Larry Dunlap (the "Lola Trustees"). The Mildred Trustees and the Lola Trustees are collectively referred to herein as the "Trustees". The Trustees may be deemed to control the respective Trusts and may be deemed to possess indirect beneficial ownership of the Shares held by the respective Trust. However, none of the Trustees, acting alone, can vote or exercise dispositive authority over Shares held by either Trust. Accordingly, the Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Trusts.

As a result of his advisory role with the Trusts, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Trusts. However, Mr. Horejsi disclaims beneficial ownership of the Shares directly held by the Trusts.

(b) The business address of the Mildred Trust and Lola Trust is c/o Badlands Trust Company, LLC, 3301 C Street, Suite 100, Anchorage, AK 99503. The business address of Mr. Horejsi is c/o Stewart Investment Advisers, Bellerive, Queen Street, St. Peter 26061 Barbados. The business address of Ms. Ciciora is 2344 Spruce Street, Suite A, Boulder, Colorado 80302. The business address of Dr. Sippy is 7265 Old Grant Creek Road, Missoula, MT 59808. The business address of Mr. Dunlap is 771 Victoria Heights Terrace, Salina, Kansas 67401.

(c) The Mildred Trust is an irrevocable grantor trust organized by Mr. Horejsi's mother, Mildred Horejsi, primarily for the benefit of her issue. Although the Mildred Trust was established under the laws of New York and originally domiciled in Kansas, it is now domiciled and administered in Alaska. The Lola Trust is an irrevocable grantor trust organized by Mr. Horejsi's grandmother, Lola Brown, primarily for the benefit of her issue. Although the Lola Trust was established under the laws of and originally domiciled in Kansas, it is now domiciled and administered in Alaska. Badlands is an Alaskan limited liability company organized to act as a private trust company to administer the Mildred Trust as well as other family trusts for Mr. Horejsi's family.

Mr. Horejsi is a private investor and is the portfolio manager for two registered investment advisers, Boulder Investment Advisers, LLC ("BIA") and Stewart West Indies Trading Company, Ltd., doing business as Stewart Investment Advisers ("SIA"). BIA and SIA are co-investment advisers to two closed-end investment companies, the Boulder Total Return Fund, Inc. ("BTF") and the Boulder Growth & Income Fund, Inc. ("BIF"). BIA and SIA are owned by the Lola Trust and other Horejsi family trusts (directly or indirectly through entities wholly-owned by such trusts). Dr. Sippy is a licensed physician practicing in Missoula, Montana, and specializing in ophthalmology and is a trustee of or protector with respect to other Horejsi family trusts. Ms. Ciciora is Mr. Horejsi's daughter and is a trustee of several other Horejsi family trusts. Mr. Dunlap is retired from the automotive parts business and is a director/manager of Badlands and a trustee of or protector with respect to other Horejsi family trusts.

(d) None of the Reporting Persons, Badlands, Ms. Ciciora, Dr. Sippy or Mr. Dunlap has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, Badlands, Ms. Ciciora, Dr. Sippy or Mr. Dunlap was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Horejsi, Ms. Ciciora, Dr. Sippy and Mr. Dunlap are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount of funds required by the Lola Trust to purchase the Shares as reported in Item 5(c) was $2,046,360.00 Such funds were provided by the Lola Trust's cash on hand.


Item 4. Purpose of Transaction

     No change except for the addition of the following:

The Lola Trust acquired the Shares reported in Item 5(c) in order to acquire an equity ownership of the Company.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Trusts may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Trusts may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

     No change except for the addition of the following:

(a) The Mildred Trust is the direct beneficial owner of 380,263 Shares, or approximately 13.67% of the 2,780,987 Shares outstanding as of October 31, 2006 (the "Outstanding Shares"), according to information contained in the Company's semi-annual report to shareholders. By virtue of the relationships previously reported in this statement, Mr. Horejsi, Dr. Sippy and Ms. Ciciora may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

The Lola Trust is the direct beneficial owner of 151,000 Shares, or approximately 5.43% of the Outstanding Shares. By virtue of the relationships previously reported in this statement, Messrs. Horejsi and Dunlap and Ms.
Ciciora may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Lola Trust. Messrs. Horejsi and Dunlap and Ms. Ciciora disclaim all such beneficial ownership.

By virtue of the relationships and transactions described in this statement, the Trusts may be deemed to constitute a group. The Mildred Trust disclaims beneficial ownership of Shares directly beneficially owned by the Lola Trust, and the Lola Trust disclaims beneficial ownership of Shares directly beneficially owned by the Mildred Trust.

(b) The Trusts have the direct power to vote and direct the disposition of the respective Shares held by them. By virtue of the relationships described in Item 2, Messrs. Horejsi and the Trustees may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Trusts. Mr. Horejsi and the Trustees disclaim all such beneficial ownership.

(c) The table below sets forth purchases of the Shares by the Lola Trust. Such purchases were effected in privately negotiated transactions.

------------------------------------- ----------------------------------- -----------------------------------
Date                                  Amount of Shares                    Approximate    Price   Per   Share
                                                                          (exclusive of commissions)
------------------------------------- ----------------------------------- -----------------------------------
3/27/2007                             37,000                              $13.62
3/29/2007                             114,000                             $13.53



The table below sets forth sales of the Shares by the Mildred Trust. Such sales were effected in privately negotiated transactions.

------------------------------------- ----------------------------------- -----------------------------------
Date                                  Amount of Shares                    Approximate    Price   Per   Share
                                                                          (exclusive of commissions)
------------------------------------- ----------------------------------- -----------------------------------
3/27/2007                             37,000                              $13.62
3/29/2007                             114,000                             $13.53


Item 7. Material to be Filed as Exhibits.

     No change except for the addition of the following:

     Exhibit 5. Joint Filing Agreement.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 3, 2007


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Stephen C. Miller
Stephen C. Miller as President of Badlands Trust Company, LLC, an Alaska-domiciled limited liability company, private trust company, and administrative trustee for the Mildred B. Horejsi Trust and the Lola Brown Trust No. 1B

                                    Exhibit 5

                             Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Putnam New York Investment Grade Municipal Trust and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Joint Filing Agreement on April 3, 2007.


Mildred Horejsi Trust

By: Badlands Trust Company, LLC, trustee


/s/ Stephen C. Miller
By: ______________________________
         Stephen C. Miller, President

Lola Brown Trust No. 1B

By: Badlands Trust Company, LLC, trustee


/s/ Stephen C. Miller
By: ______________________________
         Stephen C. Miller, President

/s/ Stewart R. Horejsi
---------------------------------
Stewart R. Horejsi